June 21, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jeffrey P. Riedler, Assistant Director
Daniel Greenspan, Legal Branch Chief
Karen Ubell, Staff Attorney
Bryan Pitko, Staff Attorney
Gus Rodriguez, Accounting Branch Chief
Sasha Parikh, Staff Accountant

Re:	NanoString Technologies, Inc. Registration Statement on Form S-1 (File No. 333-188704) Form 8-A (File No. 001-35980)

Acceleration Request Requested Date: June 25, 2013 Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, NanoString Technologies, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-188704) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Company hereby requests that the above referenced Form 8-A (File No. 001-35980) also be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the Staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Bryan King at (206) 883-2535.

In connection with the acceleration request, the Company hereby acknowledges that:

Securities and Exchange Commission

June 21, 2013

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should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Sincerely,

NANOSTRING TECHNOLOGIES, INC.

/s/ Wayne Burns

Wayne Burns
Senior Vice President, Operations and Administration

cc:	R. Bradley Gray, NanoString Technologies, Inc.
James Johnson, NanoString Technologies, Inc.
Kathryn Surace-Smith, NanoString Technologies, Inc.
Patrick Schultheis, Wilson Sonsini Goodrich & Rosati, P.C.
Bryan King, Wilson Sonsini Goodrich & Rosati, P.C.
Alan Denenberg, Davis Polk & Wardwell LLP